EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Nine Months Ended Sept. 30, 2009	Year Ended December 31,
		2008	2007	2006	2005	2004
Computation of Earnings:
Loss from continuing operations before income taxes	(12569)	(7004)	(4172)	(12313)	(916)	(6427)

Interest expense including amortization of debt issuance costs	3,526	2102	1378	1,598	1543	1407

Interest portion of rental expense (1)	72	96	87	66	66	66

Earnings as adjusted	(8,971)	(4,806)	(2,707)	(10,649)	693	(4,954)

Computation of fixed charges:
Interest expense including amortization of debt issuance costs	3,526	2,102	1,378	1,598	1,543	1,407

Interest portion of rental expense (1)	72	96	87	66	66	66

Fixed charges	3,598	2,198	1,465	1,664	1,609	1,473

Deficiency in earnings required to cover fixed charges	(12,569)	(7,004)	(4,172)	(12,313)	(916)	(6,427)

(1)	Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.